UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ATTITUDE DRINKS INC.
(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE
(Title of Class of Securities)

049838105
(CUSIP Number)

March 21, 2011
Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☒ Rule 13d-1(c)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)

CUSIP No. 049838105	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Jody Eisenman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	5	SOLE VOTING POWER

		3,388,535
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		None
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON		3,388,535
	8	SHARED DISPOSITIVE POWER

		None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,388,535
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.21%
12	TYPE OF REPORTING PERSON

IN

CUSIP No. 049838105	13G	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Centaurian Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	5	SOLE VOTING POWER

		1,210,191
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		None
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON		1,210,191
	8	SHARED DISPOSITIVE POWER

		None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,210,191
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.86%
12	TYPE OF REPORTING PERSON

PN

CUSIP No. 049838105	13G	Page 4 of 5 Pages

ITEM 1 (a) NAME OF ISSUER: Attitude Drinks, Inc.

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             10415 Riverside Drive, Suite 101, Palm Beach Gardens, FL 33410

ITEM 2 (a) NAME OF PERSON FILING: Jody Eisenman; Centaurian Fund L.P.

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              Jody Eisenman: c/o PHD Capital, 5 Hanover Square Suite 500, New York New York 10004
              Centaurian Fund L.P.: 739 Palmer Avenue, Teaneck, NJ 07666

ITEM 2 (c) CITIZENSHIP: Jody Eisenman is a citizen of the United States of America.  Centaurian Fund L.P. is Delaware Limited Partnership.

ITEM 2 (d) TITLE OF CLASS OF SECURITIES: Common Stock, $.001 par value

ITEM 2 (e) CUSIP NUMBER: 049838105

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B):  Not applicable

ITEM 4 OWNERSHIP

         (a) AMOUNT BENEFICIALLY OWNED: As of the date of this report, Jody Eisenman beneficially owns 3,388,535 Shares of Common Stock of the Issuer and Centaurian Fund L.P. Eisenman beneficially owns 1,210,191 Shares of Common Stock of the Issuer.

         (b) PERCENT OF CLASS: The 3,388,535 shares of Common Stock beneficially owned by Jody Eisenman represent 5.21% of the class.  1,210,191 shares of Common Stock beneficially owned by Centaurian Fund L.P. represent 1.86% of the class.

         (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

             (i)   SOLE POWER TO VOTE OR DIRECT THE VOTE

                                3,388,535 Shares (Jody Eisenman)
                                1,210,191 Shares (by Centaurian Fund L.P.)

             (ii)  SHARED POWER TO VOTE OR DIRECT THE VOTE

                                    0 Shares

             (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                                3,388,535 Shares (Jody Eisenman)
                                1,210,191 Shares (by Centaurian Fund L.P.)

             (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                                    0 Shares

CUSIP No. 049838105	13G	Page 5 of 5 Pages

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                                 Not applicable

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                                 Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
  PARENT HOLDING COMPANY

                                 Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

                                 Not applicable

ITEM 9   NOTICE OF DISSOLUTION OF GROUP

                                 Not applicable

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2011
(Date)

/s/ Jody Eisenman
(Signature)

CENTAURIAN FUND L.P.

/s/ Jody Eisenman
Managing Partner